**Exhibit 12(a)**

**FPL GROUP, INC. AND SUBSIDIARIES**
**COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES**

| | Six Months Ended June 30, 2003 |
|---|---|
| | (millions of dollars) |
| Earnings, as defined: | |
| Net income | $ 414 |
| Income taxes | 189 |
| Fixed charges, included in the determination of net income, as below | 171 |
| Amortization of capitalized interest | 1 |
| Distribution of earnings from equity method investees | 15 |
| Less: Equity in earnings of equity method investees | 51 |
| Total earnings, as defined | $ 739 |
| Fixed charges, as defined: | |
| Interest charges | $ 161 |
| Rental interest factor | 9 |
| Fixed charges included in nuclear fuel cost | 1 |
| Fixed charges, included in the determination of net income | 171 |
| Capitalized interest | 52 |
| Total fixed charges, as defined | $ 223 |
| Ratio of earnings to fixed charges | 3.31 |